Exhibit 99.1

NLS Pharmaceutics Announces Receipt of Nasdaq Minimum Bid Price Notification

Zürich, Switzerland, October 25, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it has received a written notice (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its common shares or warrants, and during the grace period, as may be extended, NLS’ common shares and warrants will continue to trade on the Nasdaq Capital Market under the symbols “NLSP” and “NLSPW”, respectively.

According to the Notice, the Company has until April 16, 2024 to regain compliance with the minimum bid price requirement. The Company can regain compliance if at any time during this 180 day period the closing bid price of its common shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed. In the event that NLS does not regain compliance after the initial 180 day period, the Company may then be eligible for an additional 180 day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, NLS will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by implementing a reverse stock split, if necessary.

If the Company cannot demonstrate compliance by the alloted compliance period(s), Nasdaq’s staff will notify the Company that its common shares and warrants are subject to delisting.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. federal securities laws. For example, NLS is using forward-looking statements when it discusses its intention to regain compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

ml@nls-pharma.com

www.nlspharmaceutics.com

# # #